                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                          TOREADOR ROYALTY CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, $.15625 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   891041 10 5
                                 (CUSIP NUMBER)

                                  PETER R. VIG
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                 (800) 743-8443
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 13, 1998
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP NO. 891041 10 5                            SCHEDULE 13D


(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

            PETER R. VIG

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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                   (a) [ ]

                                                                                                            (b) [X]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                                                            OO (See Item 3)

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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]

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(6)   Citizenship or Place of Organization       UNITED STATES OF AMERICA

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                                   (7)      Sole Voting Power                                                     0
                                   --------------------------------------------------------------------------------
      Number of Shares
      Beneficially                 (8)      Shared Voting Power                                                   0
      Owned By                     --------------------------------------------------------------------------------
      Each
      Reporting                    (9)      Sole Dispositive Power                                                0
      Person With                  --------------------------------------------------------------------------------

                                   (10)     Shared Dispositive Power                                              0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                                0

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(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                 [X](1)

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(13)  Percent of Class Represented by Amount in Row (11)                                                         0%

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(14)  Type of Reporting Person (See Instructions)                                                                IN

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




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(1)       Mr. Vig disclaims beneficial ownership of 6,600 shares of Common Stock held by his children.



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         The Schedule 13D filed by Peter R. Vig with the Securities and Exchange
Commission on July 10, 1998, is hereby amended as follows:

ITEM 1.           SECURITY AND ISSUER

         No modification.

ITEM 2.           IDENTITY AND BACKGROUND

         No modification.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No modification

ITEM 4.           PURPOSE OF TRANSACTION

         No modification.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a)

         Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") (a copy of which is being filed as Exhibit 2.1 hereto and is incorporated herein by reference), by and between Peter R. Vig and Lee Global Energy Fund, L.P. (the "Fund"), (i) Mr. Vig sold 100,000 shares of Common Stock to the Fund on July 13, 1998 and (ii) Mr. Vig agreed to sell to the Fund and the Fund agreed to purchase from Mr. Vig 190,900 shares of Common Stock on July 17, 1998 or such other date and time as is mutually agreed to by Mr. Vig and the Fund. The parties agreed to extend this date to, and the sale of the remaining 190,900 shares was consummated on, August 3, 1998 (the "Closing Date"). The purchase price per share of the Common Stock sold to the Fund is $3.375, and the aggregate purchase price for the 290,900 shares of Common Stock is $981,787.50. The consideration for 190,900 shares of Common Stock sold to the Fund on the Closing Date will be paid pursuant to that certain Promissory Note dated the Closing Date in the principal amount of $644,287.50 (a copy of which is being filed as Exhibit 2.2 hereto and is incorporated herein by reference) which is secured by that certain Collateral Pledge Agreement dated the Closing Date by and between the Fund and Mr. Vig (a copy of which is being filed as Exhibit 2.3 hereto and is incorporated herein by reference). As a result of Mr. Vig's sale of an aggregate of 290,900 shares of Common Stock to the Fund pursuant to the Stock Purchase Agreement, Mr. Vig no longer beneficially owns any shares of the Issuer's Common Stock.


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         Mr. Vig may be deemed to beneficially own 6,600 shares of Common Stock held by Mr. Vig's children. Mr. Vig disclaims beneficial ownership with respect to these 6,600 shares of Common Stock.

         If the relationships described in Item 4 hereof constitute a group for purposes of Rule 13d- 5 of the Act, then the group may collectively own an aggregate of 2,194,060 shares of Common Stock of the Issuer (which is approximately 41% of the outstanding shares of Common Stock of the Issuer as of June 12, 1998 based on information disclosed in the Issuer's definitive proxy materials filed with the Securities and Exchange Commission on July 1, 1998). Mr. Vig disclaims any beneficial ownership of the other Stockholders' shares.

         Item 5(b)

         Mr. Vig has no power to vote or direct the vote or to dispose of or direct the disposition of any shares of Common Stock. As stated above, Mr. Vig disclaims beneficial ownership or shared voting or dispositive power with respect to the 6,600 shares of Common Stock held by Mr.
Vig's children and the other Stockholders' shares.

         Item 5(c)

         Except as otherwise described herein, Mr. Vig has not effected any transaction in the Common Stock of the Issuer since the filing of this Schedule 13D on July 10, 1998.

         Item 5(d)

         Not applicable.

         Item 5(e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No modification.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         The information required by this Item 7 is set forth in the Index to Exhibits accompanying this Schedule 13D filing.

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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 6, 1998


                                                  /s/ PETER R. VIG
                                                  ------------------------------
                                                  Peter R. Vig


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                                INDEX TO EXHIBITS


Exhibit No.            Description
-----------            -----------
      1                Stockholder Voting Agreement dated as of June 25, 1998 by and among the Gralee Persons, the Dane Falb Persons and certain other stockholders of the Issuer (previously filed as Exhibit 1 to the Schedule 13D filed on behalf of the Issuer by Peter R. Vig on
                       July 10, 1998, and incorporated herein by reference).

    2.1 Stock Purchase Agreement dated as of July 13, 1998 by and between the Fund and Peter R. Vig.

    2.2 Promissory Note dated as of August 3, 1998 in the principal amount of $644,287.50.

    2.3 Collateral Pledge Agreement dated August 3, 1998 by and between the Fund and Peter R. Vig.